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December 11, 2018	Adam S. Lovell T +1 202 508 4688 adam.lovell@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Energy and Tactical Credit Opportunities Fund

File Nos. 333-228041 and 811-23390

Dear Ms. Dubey:

Thank you for your letter, dated November 28, 2018 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Energy and Tactical Credit Opportunities Fund (the “Fund”), which was filed with the SEC on October 29, 2018 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, to be filed on or about December 11, 2018 (“PEA 1”), or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover Page

1.

Comment: The first sentence in the third paragraph under “Investment Strategy” states that investments linked to the credit sectors include, among other things, loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans. Please also disclose the risks of such loans in the Principal Risks of the Fund section of the Fund’s prospectus (the “Prospectus”).

Response: In response to the Staff’s comment, the Fund will include the following disclosure in the Prospectus summary and elsewhere, as applicable. Subject to the Fund’s other investment guidelines, the Fund has not adopted a specific minimum or maximum limit with respect to so-called covenant-lite loans.

PORTFOLIO CONTENTS

Other Investments.

“Covenant-Lite” Obligations. The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack, or possess fewer, financial covenants that protect lenders. Covenant-lite agreements feature incurrence covenants, as opposed to the more restrictive maintenance covenants. Under a maintenance covenant, the borrower would need to meet regular, specific financial tests, while under an incurrence covenant, the borrower only would be required to comply with the financial tests at the time it takes certain actions (e.g., issuing additional debt, paying a dividend, making an acquisition). A covenant-lite obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

PRINCIPAL RISKS OF THE FUND

“Covenant-Lite” Obligations Risk.

Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrow prior to default.

2.

Comment: The first sentence under “Portfolio Contents” on page ii states that the Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in investments linked to the energy sector or in investments linked to the credit sectors. The Fund’s name includes the words “Energy” and “Credit”, each of which suggests a type of investment under Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”). Please explain to us why the Fund’s 80% investment policy complies with Rule 35d-1, including why Rule 35d-1(a)(2)(i) does not require the Fund to adopt two 80% investment policies—one to invest at least 80% of its net assets in “energy” investments” and another to invest at least 80% of its net assets in “credit” investments.

Response: Consistent with the naming convention and the investment policy that is expected to be adopted by the Fund, the Fund will, under normal circumstances, invest at least 80% of its net assets, plus borrowings for investment purposes, in a combination of investments linked to the energy sector and/or in investments linked to the credit sectors, the two types of investments indicated by its name. The Fund believes this policy is consistent with the requirements of Rule 35d-1(a)(2)(i), which generally requires the Fund to adopt “a policy to invest, under normal circumstances, at least 80% of the value of its [a]ssets in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund’s name.” In the case of the Fund, the “particular type of investments” suggested by the Fund’s name include investments linked to the energy and/or credit sectors.

While the Fund intends to invest a significant amount of its assets in each type of investment indicated by its name, the Fund will dynamically allocate its assets to both energy- and credit-related investments from time to time consistent with its investment objective and strategies.

The Fund is not aware of any guidance from the Staff indicating that a fund with a name containing more than one word that indicates a particular type of investment would be required to comply with the 80% test for each type of investment separately. The Fund believes that the use of the words in a fund’s name are viewed in context with other words in the name and that the words “Energy” and “Credit” together in the Fund’s name would indicate to an investor that the Fund would invest a substantial portion of its assets in a combination of those types of investments.

The Fund respectfully notes that other energy funds in the market have taken a similar approach. For example, Guggenheim Energy & Income Fund (File No. 333-204223) invests 80% of its managed assets in (i) securities of energy companies and (ii) income-producing securities of other issuers.

3.

Comment: The fifth paragraph on page iii states that the Fund may also invest in investment opportunities that are not linked to the energy sector or to the credit sector. Please disclose that these investments will not exceed 20% of the Fund’s assets.

Response: The requested change will be reflected in PEA 1.

4.

Comment: The second sentence under “Leverage” states that the Fund may obtain leverage through, among other things, borrowings. Please confirm that an estimate of the interest expense to be incurred on borrowings is reflected in the fee table. Alternatively, please disclose that the Fund has no current intent to engage in borrowings.

Response: The Fund confirms that, to the extent the Fund anticipates engaging in borrowings during its first year, an estimate of the interest expense to be incurred on borrowings will be reflected in the fee table in accordance with Form N-2. The Fund notes that the Prospectus discloses the Fund’s intention to use reverse repurchase agreements to generate leverage, and therefore the Fund has included a line item in its fee table that will include interest expenses associated with such instruments.

5.

Comment: The third sentence under “Leverage” states that the Fund may engage in, among other things, short sales. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses to be paid on the Fund’s short sale transactions. Alternatively, please disclose that the Fund has no current intent to engage in short sales.

Response: The Fund confirms that, to the extent the Fund anticipates engaging in short sales during its first year, an estimate of the interest and dividend expenses to be paid on such transactions will be reflected in the fee table in accordance with Form N-2.

Prospectus Summary — Limited Term (page 1)

6.

Comment: The first sentence states that the Fund intends to terminate on or about the twelfth anniversary of the completion of the Fund’s initial offering period. Please disclose more specifically when the initial offering period will be completed.

Response: In response to the Staff’s comment, the Fund will revise the applicable disclosure in the Prospectus summary and elsewhere, as applicable, as follows:

In accordance with the Fund’s Agreement and Declaration of Trust, the Fund intends to terminate as of the first business day following the twelfth anniversary of the effective date of the initial Registration Statement, which the Fund currently expects to occur on or about [January 28, 2031] (the “Dissolution Date”); provided that the Board, by a vote of a majority of the Board and seventy-five percent (75%) of the Continuing Trustees, as such term is defined in the Fund’s Declaration of Trust, may, without shareholder approval, extend the Dissolution Date: (i) once for up to one year, and (ii) once for up to an additional six months, to a date up to and including eighteenth months after the initial Dissolution Date, which date shall then become the Dissolution Date.

7.

Comment: This paragraph states that the Board may take various actions (e.g., extend or eliminate the Dissolution Date, cause the Fund to conduct a tender offer, terminate the Fund at any time). In each such instance, please disclose what percentage of Board members need to vote in favor of the action in order for it to be approved by the Board.

Response: The Fund will revise the Registration Statement to state that the Board may take such actions by vote of a majority of the Board and seventy-five percent (75%) of the Continuing Trustees, as such term is defined in the Fund’s Declaration of Trust.

8.

Comment: The first sentence states that the Board may, without shareholder approval, extend the Dissolution Date. Please disclose the considerations upon which the Board would determine whether or not to extend the Dissolution Date.

Response: The Fund respectfully notes that a description of the considerations upon which the Board would determine whether or not to extend the Dissolution Date appears in the section entitled “Limited Term” of the Prospectus (see the disclosure below). In response to the Staff’s comment, the Fund will include the following disclosure in the Prospectus summary:

In determining whether to extend the Dissolution Date, the Board may consider the inability to sell the Fund’s assets in a time frame consistent with dissolution due to lack of market liquidity or other extenuating circumstances. Additionally, the Board may determine that market conditions are such that it is reasonable to believe that, with an extension, the Fund’s remaining assets will appreciate and generate income in an amount that, in the aggregate, is meaningful relative to the cost and expense of continuing the operation of the Fund.

9.

Comment: The first sentence states that the Fund intends to terminate on or about the Dissolution Date. Please disclose the price at which each shareholder would be paid upon the Fund’s dissolution (e.g., NAV per share).

Response: Consistent with its Declaration of Trust, the Fund will revise the Registration Statement to state that each shareholder would be paid a pro rata portion of the Fund’s net assets upon termination of the Trust.

10.

Comment: The eighth sentence states that, in making a decision to eliminate the Dissolution Date to provide for the Fund’s perpetual existence, the Board will take such actions with respect to the continued operations of the Fund as it deems to be in the best interests of the Fund. Please disclose the considerations upon which the Board would determine whether or not to eliminate the Dissolution Date.

Response: In response to the Staff’s comment, the Fund will include the following disclosure in the Prospectus:

In determining whether to eliminate the Dissolution Date, the Board may consider market conditions at such time and all other factors deemed relevant by the Board in consultation with PIMCO, taking into account that PIMCO may have a potential conflict of interest in recommending to the Board that the limited term structure be eliminated and the Fund have a perpetual existence.

11.	Comment: Please disclose who will bear the costs of conducting an Eligible Tender Offer, including any related portfolio transaction costs.

Response: The Fund will revise the Registration Statement to state that PIMCO will bear expenses associated with conducting an Eligible Tender Offer, with the exception of related portfolio transaction costs, which will be borne by the Fund.

Prospectus Summary — Portfolio Contents (pages 2 – 8)

12.

Comment: The second paragraph of this section defines Energy Investments. Please revise this section to provide a more specific definition of investments that are economically tied to the energy sector. For example, you could (1) replace the terms “are engaged in” and “provide” in (a), (b) and (d) with “that derive at least half of their revenues or profits from goods produced or sold, investments made or services performed” in the described activities and/or “that devote at least half of their assets” to the described activities; (2) specifically disclose what products constitute “other energy products” referenced in (a); (3) identify the third party classification system referred to in (c) and the specific categories of this classification system that would be included in Energy Investments; (4) describe the assets that are “energy assets” in (d); and (5)

identify the commodities that are “energy-related commodities” in (d)(ii) and disclose examples of such commodities. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”).

Response: In response to the Staff’s comment, the Fund will revise the disclosure defining the term “Energy Investments” in the Prospectus Summary and elsewhere, as applicable, as follows:

Investments linked to the energy sector may include investments in (i) companies that (a) have at least 50% of their assets, revenues, or profits committed to or derived from (1) energy infrastructure or acquisition, including exploring, mining, recovering, developing, producing, transporting, storing, gathering, compressing, processing (including fractionating), distributing, delivering, treating, refining, servicing, and marketing natural gas, natural gas liquids, crude oil, refined products, coal, electricity or renewable energy products (including, without limitation, biomass, hydropower, geothermal, wind and/or solar); (2) providing equipment or services to companies described in (1); or (3) owning or managing energy assets defined in (1) or (2); or (b) are classified by a third party as linked to the energy sector, defined as the “Energy” or “Utilities” sector or the “Chemicals” industry under the Global Industry Classification Standard (“GICS”), or the Bloomberg Barclays Indices Global Sector Classification Scheme sectors “Energy,” “Utility” or “Chemicals” ((a) and (b) together, “Energy Companies”); (ii) energy-related commodities, including (but not limited to) natural gas, natural gas liquids, crude oil, refined products, coal, electricity, ethanol and other biofuels, or emissions; and/or (iii) derivative instruments that provide economic exposure to these types of investments (collectively, “Energy Investments”).

13.

Comment: The second sentence of the first paragraph on page 3 states that the Fund expects to invest in MLPs in an amount that may approach the maximum amount the Fund understands to be permissible under current law. Please revise this disclosure to be consistent with the disclosure in the last sentence of the second paragraph under “Master Limited Partnerships” on page 5, which states that the extent of the Fund’s investments in MLPs are limited by its intention to qualify as a regulated investment company for U.S. federal income tax purposes. Please also disclose the specific upper limit on the Fund’s investments in MLPs in this regard.

Response: In response to the Staff’s comment, the quoted disclosure on page 3 has been revised to match the disclosure referenced above on page 5. In addition, the Fund will disclose that, at the close of any quarter of its taxable year, the Fund may not invest more than 25% of its total assets in the securities of one or more MLPs that are treated as “qualified publicly traded partnerships” within the meaning of Section 851(h) of the Code.

14.

Comment: The third paragraph of this section identifies investments linked to the credit sector. The disclosure sets forth numerous types of investments. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund will principally invest. Please move disclosure of any non-principal investments to the “Other Investments” section on pages 7 and 8. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a flexible multi-sector approach to investing across various asset classes and seeks to offer investors an actively-managed portfolio that aims to capitalize on what PIMCO believes are attractive opportunities across markets and the capital structure. Accordingly, the Fund has the flexibility to allocate its assets among a variety of energy and income-producing instruments from time to time and as market conditions change.

15.

Comment: On page 7, the first sentence under “Other Investments” states that the Fund may invest in securities of other investment companies. If the reference to other investment companies only includes registered investment companies, please revise the disclosure to say that. If the reference to other investment companies includes unregistered investment companies, please tell us the types of unregistered investment companies the Fund may invest in and the amount of assets the Fund expects to invest in unregistered investment companies. We may have more comments after reviewing your response.

Response: In response to the Staff’s comment, the Fund will revise the applicable disclosure in the Prospectus Summary and elsewhere, as applicable, as follows:

In addition to any investments in the Fund’s wholly-owned subsidiary (the “Subsidiary”) and any future subsidiaries of the Fund (see “Other Investments — Commodities” and “Other Investments — Special Purpose Entities”), the Fund may invest in securities of other registered investment companies such as open-end or closed-end management investment companies and exchange-traded funds (“ETFs”) to the extent that such investments are consistent with the Fund’s investment objectives, strategies and policies and permissible under the 1940 Act. The Fund may invest in other registered investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash (such as the period shortly after the Fund receives the proceeds of the offering of its Common Shares) or when PIMCO believes share prices of other investment companies offer attractive values. The Fund treats its investments in other registered investment companies that invest primarily in types of securities in which the Fund may invest directly as investments in such types of securities for purposes of the Fund’s investment policies (e.g., the Fund’s investment in an investment company that invests primarily in securities linked to the energy sector will be treated by the Fund as an investment linked to the energy sector). As a shareholder in a registered investment company, the Fund would bear its ratable share of that investment company’s expenses and would remain subject to payment of the Fund’s management fees and other expenses with respect to assets so invested. Common Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other registered investment companies. The securities of other registered investment companies may be leveraged, in which case the NAV and/or market value of the investment company’s shares will be more volatile than unleveraged investments. See “Principal Risks of the Fund — Leverage Risk.”

16.

Comment: On page 8, the first full paragraph describes special purpose entities that the Fund may use to indirectly acquire and hold interests in certain investments. Please disclose in greater detail the structure, ownership (e.g., wholly-owned) and types of investments these entities will acquire and hold. We may have more comments after reviewing your response.

Response: In response to the Staff’s comment, the Fund will revise the applicable language in the Prospectus Summary and elsewhere, as applicable, as follows:

Special Purpose Entities. A special purpose entity is a single-purpose entity that the Fund may use to indirectly acquire and hold interests in (i) Energy Companies; (ii) energy commodities; (iii) debt instruments and other securities or instruments that the Fund may hold directly; and/or (iv) derivative instruments that provide economic exposure to the foregoing types of investments. Special purpose entities may take the form of limited partnerships, limited liability companies, trusts, corporations, or other entities and are generally formed for a variety of financial, legal, accounting, regulatory, tax, or other reasons, and may be organized as U.S. or non-U.S. entities.

17.

Comment: On page 8, the fourth sentence under “Commodities” states that the Fund may seek to gain exposure to commodities through investments in the Subsidiary. Please respond to the following comments regarding the Subsidiary. Subsidiary, when referenced in the following comments, includes any subsidiaries of the Subsidiary.

a.

Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Response: The requested changes will be reflected in PEA 1.

b.

Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and the Investment Manager is a material contract that should be filed as an exhibit to the Registration Statement.

Response: In approving the Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board may consider the activities of the Subsidiary, the related nature and quality of the services provided with respect to the Subsidiary, and the lack of pass-through fees to Fund investors on account of the applicable fee waiver agreement. However, the Board does not approve the Subsidiary’s advisory contract pursuant to Section 15 as the Subsidiary is not a registered investment company under the 1940 Act and therefore is not subject to the requirements of Section 15 thereof.

The Fund respectfully notes that Form N-2 Item 25(g), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, which would include the Fund’s interests in a Subsidiary, but does not require the filing of advisory agreements with Subsidiaries. Furthermore, the Fund does not believe a Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-2 Item 28(k), particularly in light of the contractual fee waiver wherein PIMCO will waive the Fund’s management fee in an amount equal to the management fee paid by the Subsidiary to PIMCO.

Notwithstanding the foregoing, the Fund will file the Subsidiary’s investment advisory agreement as an exhibit to the Registration Statement. The Fund also expects that the Board will approve such agreement at its upcoming in-person board meeting prior to the Fund’s launch. Please note that the filing and approval of the Subsidiary’s investment advisory agreement is with respect to this Fund only and does not imply that other PIMCO-sponsored funds would necessarily take a similar approach.

c.	Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

Response: The Fund confirms that the Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 of the 1940 Act and the rules thereunder, and the custody provisions of Section 17(f). Additionally, the Fund and Subsidiary utilize the same custodian, State Street Bank & Trust Company.

d.

Please disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response:

With respect to (1), it is the Fund’s understanding that the IRS has suspended the issuance of private letter rulings regarding whether a regulated investment company’s investment in a foreign corporation such as the Subsidiary constitutes “qualifying income” for purposes of Subchapter M. The Fund thus has not received and does not intend to request a private letter ruling.

With respect to (2), the Fund’s current disclosure states that (i) the IRS has issued proposed regulations providing that subpart F income included in a regulated investment company’s gross income constitutes “qualifying income” only to the extent such subpart F income is timely and currently distributed to the regulated investment company, and (ii) in the absence of further guidance, the Fund and the Subsidiary will take steps to ensure that the Fund’s income in respect of the Subsidiary will constitute qualifying income to the Fund, including but not limited to by causing the Subsidiary to distribute cash to the Fund each year in an amount equal to the Subsidiary’s subpart F income.

e.	Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response: The Funds confirms that the principal investment strategy and principal risks disclosure in the Registration Statement include the principal investment strategies or principal risks of the Subsidiary.

f.	Please confirm to us that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund consistent with the no-action letter issued to Fidelity Select Portfolio (Apr. 29, 2008).

g.

Please confirm to us that (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: With respect to (1), the Fund believes that disclosing the fees and expenses of investing in the Subsidiary as Acquired Fund Fees and Expenses (“AFFE”) in the Fund’s prospectus fee table, to the extent such fees and expenses exceed 0.01% of average net assets of the Fund, is consistent with the requirements of Form N-2, and the Fund confirms that it will comply with such requirement.1 Instruction 10 to Item 3 of Form N-2 defines “Acquired Fund” as “means any company in which the Registrant invests or intends to invest (A) that is an investment company or (B) that would be an investment company under section 3(a) of the 1940 Act … but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the 1940 Act ….” The Fund hereby confirms that its Subsidiary meets the definition of a Section 3(a) investment company,2 but is exempt therefrom pursuant to Section 3(c)(7) of the 1940 Act. Moreover, the Staff has explained that “AFFE is intended to include the expenses of investments in investment companies, hedge funds, private equity funds, and other entities

1 Pursuant to Instruction 10 to Item 3 of Form N-2, in the event the fees and expenses incurred indirectly by the Fund as a result of investment in the Subsidiary do not exceed 0.01% (one basis point) of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in the fee table.

2 See, e.g., Section 3(a)(1)(A) of the 1940 Act, which defines the term “investment company” to include “any issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 2(a)(22) of the 1940 Act defines the term “issuer” as “every person who issues or proposes to issue any security, or has outstanding any security which it has issued.”

traditionally considered pooled investment vehicles.”3 Given that “pooled investment vehicles” is commonly understood to include Section 3(c)(7) funds,4 and the Fund’s Subsidiary may rely on the Section 3(c)(7) exception from the definition of investment company, the Fund believes the Subsidiary clearly falls within the Form N-2 definition of “Acquired Fund” for purposes of calculating AFFE.

The Subsidiary is a separate pooled investment vehicle and a distinct legal entity separately managed by PIMCO apart from its parent Fund. The Fund believes the separate structuring and management of the Subsidiary relative to its parent Fund is further indicia of the appropriateness of treating the Subsidiary as an “Acquired Fund” for purposes of the AFFE calculation.

The Fund is not aware of any SEC rule, form or release indicating that a fund, which otherwise qualifies as an Acquired Fund, is not an Acquired Fund solely because its financial statements are consolidated with those of its parent fund. Moreover, the operative instructions in Form N-2 regarding the classification of annual fund operating expenses for purposes of the prospectus fee table are not the same as, or necessarily tied to, the authoritative accounting literature that addresses when it is appropriate for an investment company to consolidate its financial statements with its wholly-owned subsidiary. For all of these reasons, the Fund respectfully declines to accept the Staff’s comment.

With respect to (2), the Fund confirms that any Subsidiary will either have a third-party designated agent for service of process in the United States or that the Fund will constitute the Subsidiary’s U.S. agent for service.

With respect to (3), the Fund confirms that it will agree to inspection of its Subsidiaries’ books and records by the Staff, and will maintain such books in accordance with Section 31 of the 1940 Act and the rules thereunder.

Prospectus Summary — Principal Risks of the Fund (pages 12 – 46)

18.

Comment: This section contains 69 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. Please move any non-principal risks to a separate section that identifies non-principal risks. See Item 8.3.(a) of Form N-2

Response: The Fund has reviewed its risk disclosure and believes that the principal risks described in its prospectus are appropriate and that each risk factor is related to a specific investment opportunity described in the Fund’s investment strategy disclosure.

3 Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses, http://www.sec.gov/divisions/investment/guidance/fundfundfaq.htm.

4 See, e.g., Rule 206(4)-8 under the Investment Advisers Act of 1940 (defining “pooled investment vehicle” to mean “any investment company as defined in section 3(a) of the [1940 Act] or any company that would be an investment company under section 3(a) of that Act but for the exclusion provided from that definition by either section 3(c)(1) or section 3(c)(7) of that Act”).

Accordingly, the Fund respectfully declines to move risks out of the principal risks section of the Prospectus at this time.

Prospectus Summary — Principal Risks of the Fund — Limited Term Risk (pages 13 – 14)

19.

Comment: The fourth and fifth sentences on page 14 describe the risks related to a reduction in the Fund’s assets due to a tender offer. Please also disclose the risk that the reduction in the Fund’s assets may cause common shares to become thinly traded or otherwise negatively impact secondary trading of common shares.

Response: In response to the Staff’s comment, the Fund will revise the applicable language in the Prospectus Summary and elsewhere, as applicable, as follows:

The purchase of shares by the Fund pursuant to a tender offer will have the effect of increasing the proportionate interest in the Fund of non-tendering shareholders. All shareholders remaining after a tender offer may be subject to proportionately higher expenses due to the reduction in the Fund’s total assets resulting from payment for the tendered shares. Such reduction in the Fund’s total assets may result in less investment flexibility, reduced diversification and greater volatility for the Fund, and may have an adverse effect on the Fund’s investment performance. Such reduction in the Fund’s total assets may also cause common shares to become thinly traded or otherwise negatively impact secondary trading of common shares.

Summary of Fund Expenses (pages 47 – 48)

20.

Comment: The second sentence states that footnote 4 shows Fund expenses assuming that the Fund does not utilize leverage. Since the Fund intends to use leverage, please delete this sentence and footnote 4.

Response: While the Fund intends to utilize leverage, and the Summary of Fund Expenses incorporates the estimated cost of such leverage and each expense line item therein reflects the Fund’s estimated use of leverage, the Fund believes that footnote 4 to the expense table provides useful comparative information to potential investors. The Fund also believes that it is appropriate to disclose the Fund’s estimated expenses without the use of leverage because the Fund may operate for some period of time after inception without incurring leverage. The Fund respectfully notes that this disclosure approach is common among prospectuses of closed-end fund initial public offerings (see, e.g., BlackRock Multi-Sector Opportunities Trust, File No. 333-220294 and RiverNorth Opportunistic Municipal Income Fund, Inc, File No. 333-226273). Accordingly, the Fund respectfully declines to make any changes in response to this comment.

21.

Comment: The first sentence of footnote 7 to the fee table states that PIMCO has contractually agreed to waive its management fee in an amount equal to the management fee paid by the Subsidiary to PIMCO. Please disclose who can terminate this waiver. Also, please disclose any ability of PIMCO to recoup these waived expenses and briefly describe the conditions of such recoupment. Please also confirm that the contractual waiver agreement will be filed as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Fund will revise the applicable disclosure as follows:

PIMCO has contractually agreed to waive the Fund’s management fee in an amount equal to the management fee paid by the PIMCO Cayman Commodity Fund IX Ltd. to PIMCO. The Subsidiary pays PIMCO a management fee at the annual rate of 0.69% of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO’s contract with the Subsidiary is in place.

PIMCO confirms that it does not have the ability to recoup any expenses waived under the fee waiver agreement. The Fund confirms that the contractual waiver agreement will be filed as an exhibit to the registration statement.

22.

Comment: The introductory paragraph to the Example states that the example illustrates expenses assuming, among other things, “total annual expenses of [--%] of net assets attributable to Common Shares in years 1 through 10.” In light of this disclosure, please confirm that the example calculations assume the expenses shown in the “Total Annual Expenses” line item in the fee table (rather than the “Total Annual Expenses After Fee Waiver and/or Reimbursement” line item).

Response: The Fund has revised the disclosure to clarify that the Example reflects the effects of the fee waiver arrangements and therefore the sample calculations assume the expenses shown in the “Total Annual Expenses After Fee Waiver and/or Reimbursement” line item in the fee table.

Management of the Fund — Dividend Reinvestment Plan (page 110)

23.

Comment: The second to last sentence of this section states that the Fund reserves the right to amend the Plan to include a service charge payable by participants. Please disclose how shareholders will be notified if a service charge is instituted.

Response: The Fund will revise the Registration Statement to state that the Plan administrator will include a notification with a shareholder’s Plan statement if a service fee will be charged.

24.

Comment: The last sentence of this section states that additional information about the Plan may be obtained from the Plan Agent. Please disclose the telephone number or address of the Plan Agent. See Item 10.1.e.(3) of Form N-2.

Response: The requested changes will be reflected in PEA 1.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Restrictions (pages 92 – 93)

25.

Comment: Disclosure on page 56 of the Prospectus refers to private activity municipal bonds. Please confirm to us that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular “industry” associated with the non-governmental entity from whose assets and revenues the bond’s principal and interest payments are principally derived, as determined by PIMCO.

Investment Objectives and Policies — Other Information Regarding Investment Restrictions (pages 93 – 96)

26.

Comment: The last sentence of the second full paragraph on page 95 states that, with respect to the Fund’s 80% policy, the Fund may value derivative instruments at market value. Please replace “may” with “will” in this sentence. See Rule 35d-1(a)(2)(i) under the 1940 Act.

Response: The Fund confirms that it will value derivative instruments at market value for purposes of the Fund’s 80% policy. The requested changes will be reflected in PEA 1.

PART C – OTHER INFORMATION

27.

Comment: Exhibit s (Power of Attorney) under Item 25 indicates it is to be filed by amendment. Please confirm that the Fund will also file a certified resolution of the Board if the signature line of the Fund is being signed pursuant to a power of attorney. See Rule 483(b) under the Securities Act of 1933 (“Securities Act”).

Response: The Fund so confirms.

GENERAL COMMENTS

28.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Except as noted below in response to Comment 29, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

29.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule

430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

30.	Comment: Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund’s offering.

Response: The Fund has not yet obtained FINRA approval of the distribution terms and arrangements of the Fund’s offering, but will do so prior to the effective date of the Registration Statement.

31.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund intends to submit an application for an exemption from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1 thereunder to the extent necessary to permit the Fund to make periodic capital gain dividends (as defined in Section 852(b)(3)(C) of the Code) that include long-term capital gains more frequently than would otherwise be permitted under Section 19(b) of the 1940 Act and Rule 19b-1 thereunder in the absence of such exemptive relief.

32.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff’s comments. The Fund also has filed this letter as correspondence with the SEC via EDGAR.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4688 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Adam S. Lovell

Adam S. Lovell, Esq.

cc:	Joshua Ratner, Esq.

Wu-Kwan Kit, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.